This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information in this registration statement is subject to completion or amendment.

         As filed with the Securities and Exchange Commission on March 4, 2002.

 -------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------

                                    XRG, INC.
                                    --------
               (Exact Name of Registrant As Specified in Charter)

         Delaware                                    58-2583457
---------------------------                  ------------------------------
(State or jurisdiction of                 (I.R.S. Employer Identification No.)
incorporation or organization)



100 Fifth Avenue, Suite 614, Pittsburgh, PA                        15222
-------------------------------------------                     ----------
 (Address of principal executive offices)                       (Zip Code)

       Registrant's telephone number, including area code: (412) 325-1145

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                Name of each exchange on which
      to be so registered                each class is to be registered

              N/A                                      N/A
              ---                                      ---

       Securities  to be  registered  pursuant  to Section 12(g) of the Act:

                         Common Stock ($.001 par value)

                                (Title of Class)


                            Total Number of Pages: 37
                          Index to Exhibits at Page: 36



                                TABLE OF CONTENTS

                                     PART I
                                                                                             PAGE NO.
                                                                                             --------
         ITEM 1.  Description of Business                                                        4
                                    Overview                                                     4
                                    Industry                                                     4
                                    Business Strategy                                            4
                                    Sales, Marketing and Distribution                            5
                                    Operations                                                   5
                                    Competition                                                  7
                                    Legal Proceedings                                            8
                                    Regulation                                                   8
         ITEM 2.  Management's Discussion and Analysis                                           9
                                    Selected Financial Data                                      9
                                    Management's Discussion and Analysis of Financial
                                     Condition and Results of Operations                         9
                                    General                                                      10
                                    Results of Operations                                        10
                                    Liquidity and Capital Resources                              11
                                    Seasonality                                                  12
                                    Inflation                                                    12
         ITEM 3.  Description of Property                                                        12
         ITEM 4.  Security Ownership of Certain Beneficial Owners and
                                    Management                                                   12
         ITEM 5.  Directors, Executive Officers, Promoters, and Control Persons                  13
                    Business Experience of Executive Officers
                                     and Directors                                               13
                                    Board of Directors                                           14
         ITEM 6.  Executive Compensation                                                         15
                                    Summary Compensation Table                                   15
                                    Employment and Other Agreements                              15
                                    Stock Options                                                15
                                    Directors Compensation                                       15
         ITEM 7.  Certain Relationships and Related Transactions                                 16
         ITEM 8.  Description of Securities                                                      16
                                    Common Stock                                                 16
                                    Preferred Stock                                              16
                                    Certain Provisions of Certificate of Incorporation
                                    and Bylaws                                                   16
                                    Delaware Anti-Takeover Law and Our Certificate
                                    of Incorporation and Bylaw Provisions                        17

                                     PART II

         ITEM 1.  Market Price of and Dividends on the Registrant's Common
                                    Equity and Other Shareholder Matters                         18

         ITEM 2.  Legal Proceedings                                                              19
         ITEM 3.  Changes In and Disagreements With Accountants on
                                    Accounting and Financial Disclosure                          20
         ITEM 4.  Recent Sales of Unregistered Securities                                        21
         ITEM 5.  Indemnification of Officers and Directors                                      22






                                                                                               PAGE NO.
                                                                                               --------
                                                       PART F/S

         Financial Statements and Supplementary Data                                             23

                                                       PART III

         ITEM 1.  Index to Exhibits                                                              37
         ITEM 2.  Description of Exhibits                                                        37


         ITEM 1.   DESCRIPTION OF BUSINESS

         XRG International, Inc. was incorporated in New Jersey in December 1976. Between 1976 and 2000, we had been engaged in several unrelated business ventures. In order to restructure our operations to reflect our new line of business, XRG, Inc., a new Delaware Corporation merged with XRG International, Inc. in December 2001. We have completed our restructuring and our business now focuses on consolidation opportunities within the freight transportation industry.

Overview

         XRG plans on consolidating established and profitable truckload carriers throughout the United States that have long-term customer relationships and typically generate revenues greater than $8-10 million. We believe that these acquisitions will enable us to diversify our customer base, technical capabilities and geographic areas served. This consolidation opportunity provides us with an opportunity to generate substantial additional business.

         Our philosophy within the truckload industry is to hire out the "purchased transportation". This allows the Company to avoid the greatest pitfall carriers that own their own equipment face, utilization. Equipment that is not under load is a cost to the typical carrier. Because the Company contracts for the equipment, only trucks pulling loads incur expenses. This cost is contracted for prior to the load being picked up, and is typically 75% of the gross revenue of the load. Maintenance, breakdowns, and all other expenses associated with owning equipment are also the responsibility of the equipment owner, and not the Company.

Industry

         The $700 billion freight transportation industry is one of the largest sectors in the United States economy. Trucking has evolved rapidly over the last 20 years and has proven to be the preferred mode of transportation of most manufactured goods and commodities. As a result of the growth in the truckload industry and the ever increasing demand for the timely and expeditious movement of freight, new opportunities are emerging for carriers that have the expertise to meet the needs of today's sophisticated shippers. The highly fragmented truckload carrier segment is a $400 billion industry. More than 82% of truckload carriers have six or fewer trucks and generate less than a million in annual revenues. In addition, less than 1% of carriers have more than $100 million in annual revenues. Based on industry publications, sales of the top one-hundred North American carriers were less than $70 billion in 1999. The two hundredth largest carrier had revenues of $50 million.

Business Strategy

         XRG intends to expand its operations through the acquisition of established and profitable truckload carriers. These businesses have existing relationships with OEMs to provide shipping services within the United States. Management believes that significant acquisition opportunities currently exist within the truckload carrier industry. The industry is highly fragmented - only 1% of carriers have annual revenues in excess of $100 million. In evaluating specific carriers for acquisition, the Company will consider the following factors:

o        Profitability
o        Gross margin
o        Experienced personnel
o        Management team
o        Compatibility or synergies
o        Reputation
o        Customer base
o        Efficiencies, equipment capacity

         Other factors such as the property's location, potential for expansion, vertical and horizontal integration, competitive market position, pricing structure, and technical and management expertise are evaluated.

         In acquiring a particular business, XRG will follow a disciplined approach utilizing specific operating and financial criteria. The Company develops pro forma financial statements for acquisition candidates that reflects estimates of revenue and costs under the target Company's current ownership and utilizes such information to determine a reasonable purchase price. XRG typically seeks either employment or non-compete agreements with former owners, as the situation dictates. Key technical and management personnel are also offered employment agreements, along with incentives to encourage their continued loyalty to the company. The Company will centralize certain financial, accounting, legal, administrative, employee benefit, and sales functions to create a more efficient operating structure in its administration.

         Management believes that it will assemble the most talented personnel, minimize downside risk of volume loss to competitors, and provide opportunities for increased profitability with its operating formula coupled with its management practices. In addition, the Company plans to retain all key personnel of acquired businesses and provide them with significant operating responsibility to assure the seamless continuation of good service to maintain customer relationships. XRG will benefit from its strong management team supported by an autonomous regional team that has the knowledge and expertise to appropriately meet the needs of its local customers.

         The Company views experienced management of certain acquired operations as potential corporate management candidates. Management believes that this potential for advancement within the Company combined with the Company's decentralized operating structure and incentive-based compensation system will make it a particularly attractive acquirer.

Sales, Marketing, and Distribution

         The Company's primary sales strategy will be to develop and maintain close working relationships with the logistic or shipping departments of its customers. Sales to OEMs will be made directly by XRG's sales teams. These teams will service OEM customers and assist them in programs for the most efficient logistics services possible.

         XRG intends on developing a marketing department that will actively take advantage of opportunities for new business, share sales leads, and provide other cross marketing. Consolidation economies will allow for more competitive pricing and payment terms with both customers and vendors. The Company will also develop a detailed and budgeted marketing program for each acquired business based on the needs and opportunities of the local market. The Company believes that its selected acquisition candidates have tremendous opportunities to increase market share internally by implementing these various programs.

Operations

         XRG, as it grows through acquisitions, will be able to realize efficiencies that carriers could not benefit from individually. Examples of these economies are the pooling of marketing and technical expertise; savings associated with sophisticated MIS systems that provide real time information on pricing, and equipment utilization, and the better use of a larger shipper base for more profitable backhauls.

         The Company intends on developing an autonomous management structure to best maintain existing customer relationships. This philosophy requires that newly acquired carriers maintain their individual identities. Each of these businesses will operate as a division of XRG. Advertising and other promotional materials, including invoices, purchase orders, and other paperwork will depict the acquired company's existing logo and name. This strategy will help continue the customer goodwill each acquired company has built up over the years. While the Company's operating style will allow local operators significant responsibility in daily operating decisions, financial parameters jointly established during the budgeting process are monitored by senior management through the Company's centralized management and accounting systems.

         In addition, XRG will establish a compensation structure designed to maintain and create "ownership incentives" for divisional personnel. The Company plans on rewarding personnel with bonuses tied to the achievement of certain objectives and developing an employee incentive stock option plan. Option plans, and other incentive programs, are in addition to the stock that "owner entrepreneurs" receive as part of the purchase price when the company acquires their business. It is the Company's philosophy to structure deals such that the sellers remain with the company, and that they accept company securities as part of their sale proceeds. The Company believes that this will help to insure an orderly, and profitable transition, and will increase the former owner's incentive to continue to grow his business.

         The key elements in the Company's operating strategy include the following:

o    Continue to expand sales for current divisional carriers.

o Acquire additional truckload carriers allowing XRG to further diversify its product lines and expand its geographical market.

o Pursue long-term relationships with new customers through new marketing programs.

         The greatest barrier to national market dominance by any one, truckload carrier, is the enormous cost in equipment procurement, maintenance, and most importantly utilization. The company's strategy is to continue to use fleets and owner operators that are responsible for equipment costs. This eliminates the problems of under utilization of equipment, improper maintenance or inefficient operating procedures. The truck payment is contracted for as a percentage of gross revenue, therefore the company's costs are fixed, and known. Small truckload carriers are found throughout the United States, conducting their businesses with local OEMs. Consolidating these small carriers provides them with the size and capital structure to compete more effectively in their local markets, however, maintaining the close relationships these companies build up over the years is paramount. Management believes that the "divisions of" strategy separates XRG from other consolidation players, because it allows the management, and employees of the acquired company to continue those services that its customers have become to rely on. This philosophy also allows the company to maintain its own unique culture, and environment that the company's employees have become comfortable with, and depend on. XRG management believes that the typical strong bond between the acquired companies and its employees must be maintained. This should then allow for a smooth and seamless acquisition process. Within a larger organization, the acquired companies can benefit from a professional sales force, sophisticated management information systems, and a larger universe of shippers to make use of for more profitable backhauls.

         XRG's divisions will remain autonomous from a management perspective, however, many accounting and administrative functions will be consolidated at the corporate offices. Such functions include:

o        Purchasing
o        Accounts Receivables
o        Accounts Payable
o        Payroll

         A state-of-the-art management information system, featuring the use of application server technology, will be implemented to handle accounting, load processing, and other system functions. This system will provide information on load levels, equipment maintenance and utilization, load costing, and profitability. Server technology will allow management to implement the system at each location with ease, and allow the use of any PC equipment on hand, to provide real time information to both local operators and central management. The system will be developed to a point where each sales representative has access to "on-line" information while in the field. Quotations will be given at the customer's offices and delivery times based on equipment scheduling can be established. This management information system provides truckload carriers tremendous competitive advantage over local competitors.

Competition

         The $700 billion freight transportation industry is one of the largest sectors in the United States economy. Trucking has evolved rapidly over the last 20 years and has proven to be the preferred mode of transportation of most manufactured goods and commodities. As a result of the growth in the truckload industry and the ever increasing demand for the timely and expeditious movement of freight, new opportunities are emerging for carriers that have the expertise to meet the needs of today's sophisticated shippers. The highly fragmented truckload carrier segment is a $400 billion industry. More than 82% of truckload carriers have six or fewer trucks and generate less than a million in annual revenues. In addition, less than 1% of carriers have more than $100 million in annual revenues. Based on industry publications, sales of the top one-hundred North American carriers were less than $70 billion in 1999. The two hundredth largest carrier had revenues of $50 million

         The Company intends to acquire carriers, which have a strong presence in a number of unrelated markets. This approach allows XRG to diversify the type of shipper it does business with to reduce the risks of unfavorable market conditions or downturns in specific markets. In addition, XRG is able to pool its technical expertise across these markets. The Company will focus its marketing efforts on maintaining long-term relationships with OEM customers while pursuing new customers in all of its target markets. The Company's customers typically will have relationships with a limited number of carriers. Bills of lading depicting the name of the carrier are issued upon picking up the load signed clear delivery receipts are released by the consignee upon the completed delivery of the freight, at which time, the cost of the load, is invoiced by the carrier. Customers provide the Carrier with periodic forecasts of their requirements, which are updated regularly.

         Rates are typically negotiated with the shipper, and are based on the type of freight to be hauled, the length of haul, the area of delivery, and any other unique aspects of the load. As shippers typically seek rate reductions from time to time, the Company's ability to improve operating performance is generally dependent on increasing efficiency through increased automation. Since the Company does not own the equipment, and the costs of "purchased transportation" (all costs associated with the operation of the equipment) are fixed, operational efficiencies inure to the operator, however cost overruns do not affect the carrier's margins.

         The truckload carrier industry is highly fragmented and characterized by intense competition. As a result, the Company's proposed acquisitions typically have customers that are financially sound, that require equipment that is predominate in the fleet, and whose business ships mostly truckloads on a steady basis. This strategy provides for improved customer relationships and allows both XRG and its customers to respond quicker to shipping requirements and changes.

         The Company believes that none of its potential competitors will have a dominant position in the market, although certain of the Company's competitors may have greater financial, marketing, equipment, and/or other resources than XRG. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. XRG's consolidation strategy seeks to alleviate some of these threats by establishing centralized marketing programs and sharing technical and management expertise. XRG's management believes that carriers primarily compete based on responsiveness to customer needs, delivery time, volume capabilities, technical expertise, and price. XRG's primary competitive strengths will be its ability to provide reliable service, while maintaining superior delivery on a just-in-time or scheduled lead-time basis.

         Although there are many truckload carriers engaged in the hauling of freight in the United States, few are successful at utilizing the latest information technology to efficiently handle the vast amounts of data, and paperwork generated by the movement of a load of freight. This includes not only the paperwork necessary to properly bill and collect on a load, but the tremendous amount of information required by the various regulatory agencies.

         Carriers have built relationships with customers over the years. Solid reputations for on time deliveries, operational expertise, and equipment availability coupled with skilled driver requirements have created an effective barrier to entry for new companies trying to enter this industry. Carriers primarily serve customers within their own regions and over the years have formed strong long-term relationships with them.

         The transportation industry is highly competitive. We will compete with, and expect to continue to compete with, numerous national, regional and local trucking companies, many of which have significantly larger operations, greater financial, marketing, human, and other resources than us. We anticipate that competition may increase in the future. There can be no assurance that we will successfully compete in any market in which we conduct or may conduct operations.

Legal Proceedings

         From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

Regulation

         The trucking industry is subject to regulatory and legislative changes that can have a materially adverse effect on operations. Historically, the Interstate Commerce Commission ("ICC") and various state agencies regulated truckload carriers' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, federal legislation was passed that preempted state regulation of prices, rates, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation ("DOT"), but a lack of regulations implementing such transfers currently prevents us from assessing the full impact of this action.

         Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Matters such as weight and dimensions of equipment are also subject to federal and state regulation. In 1988, the DOT began requiring national commercial drivers' licenses for interstate truck drivers.

         Motor carrier operations may also be subject to environmental laws and regulations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

                             SELECTED FINANCIAL DATA

                                                                                     (Unaudited)
                                 Year Ended             Eleven Months             Nine Months Ended
                                  March 31,           Ended March 31,                December 31,
                            ---------------------- ---------------------- ---------------------------------
                                    2001                   2000                2001             2000
                            ---------------------- ---------------------- ---------------- ----------------

Income Statement Data
---------------------

Revenue                                       $-0-                  $-0-             $-0-             $-0-
Net loss                                 (123,389)              (15,029)        (202,659)         (86,360)

Net loss per share                         ($0.02)                $0.00           ($0.03)          ($0.01)

Shares used in per                      6,327,597             3,104,929        6,977,882        6,337,822
Share Computation


                            ---------------------- ---------------------- ---------------------------------
                                                                                    (Unaudited)
                                At March 31,           At March 31,                At December 31,
                            ---------------------- ---------------------- ---------------------------------
                                    2001                   2000                  2001             2000
                            ---------------------- ---------------------- ----------------- ---------------

Balance Sheet Data
------------------

Total assets                            $  2,489               $  399          $204,051          $ 3,391
Working capital                          (69,531)            (234,313)          (60,098)         (61,902)
Long-term debt                            65,000                   -0-          405,000           55,000
Stockholders' Deficit                   (134,531)            (234,313)         (334,440)         (97,502)


Management's Discussion and Analysis of Financial Conditions and Results of Operations

         This Registration Statement contains forward-looking statements. The words "anticipated," "believe," "expect," "plan," "intend," "seek," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures and future net cash flow. Such statements reflect our current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control, including, without limitation, the risks described under the caption "Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated. consequently, all of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

General


         XRG plans on consolidating established and profitable truckload carriers throughout the United States that have long-term customer relationships and typically generate revenues greater than $8-10 million. We believe that these acquisitions will enable us to diversify our customer base, technical capabilities and geographic areas served. This consolidation opportunity provides us with an opportunity to rapidly develop our business.

         Our philosophy within the truckload industry is to hire out the "purchased transportation". This allows the Company to avoid the greatest pitfall carriers that own their own equipment face, utilization. Equipment that is not under load is a cost to the typical carrier. Because the Company contracts for the equipment, only trucks pulling loads incur expenses. This cost is contracted for prior to the load being picked up, and is typically 75% of the gross revenue of the load. Maintenance, breakdowns, and all other expenses associated with owning equipment are also the responsibility of the equipment owner and not XRG.

         We have not, through the present time, been in a position to generate sufficient revenues during our operating history to fund on-going operating expenses. As a result, we resorted to raising capital through equity fundings and from borrowings. We have incurred substantial losses since we were formed. From the date of our formation through December 31, 2001, we incurred net losses of approximately $(15,746,351). This loss is primarily related to the previous operations of XRG International, Inc. Our losses During the year ended March 31, 2001 and the nine-month period ended December 31, 2001, were $(123,389) and $(202,659), respectively.

Results of Operations

Nine months ended December 31, 2001 compared to nine months ended December 31, 2000

         There were no revenues for the nine month period ended December 31, 2001 and 2000, respectively. We focused our efforts primarily on identifying profitable truckload carriers throughout the United States for acquisition and securing financing to maintain our business.

         For the nine months ended December 31, 2001, total selling, general and administrative expenses were $178,273 as compared to $84,850 for the same period of the previous year, an increase of $93,423 or 110%. This increase is the result of an increase in general and administrative expenses associated with identifying acquisitions which are primarily consulting, travel, and office costs.

         Interest expense for the nine months ended September 30, 2001 and 2000 was $24,386 and $1,515, respectively. This increase of $22,876 or 1510% is associated with an increase in long-term debt of $380,000 from March 31, 2001 to December 31, 2001.

         We had a net loss of $202,659 for the period ended December 31, 2001 as compared to a loss of $86,360 for the same prior year period. This increase in the operating loss over that of the preceding year period is the result of an increase in general and administrative expenses associated with identifying acquisitions which are primarily consulting, travel, and office costs, as well as higher interest expenses associated with our long-term debt.

         The loss per share was $0.03 per share for the nine months ended December 31, 2001 as compared to a loss per share of $0.01 for the same period in 2000. The weighted average shares outstanding for the nine month period ended December 31, 2001 was 6,977,822 as compared to 6,337,822 for the preceding year period ended December 31, 2000.

Year ended March 31, 2001 compared to eleven months ended March 31, 2000

         There were no revenues for the year ended December 31, 2001 and the eleven months ended March 31, 2000. We focused our efforts primarily on identifying profitable truckload carriers throughout the United States for acquisition and securing financing to maintain our business.

         For the year ended March 31, 2001, total selling, general and administrative expenses were $119,651 as compared to $12,029 for the eleven month period of the previous year, an increase of $107,622 or 895%. This increase is the result of an increase in general and administrative expenses associated with identifying acquisitions which are primarily consulting, travel, and office costs during the year ended March 31, 2001.

         Interest expense for the year ended December 31, 2001 and the eleven months ended December 31, 2000 was $3,738 and $-0-, respectively. This increase of $3,738 is associated with our long-term debt increase of $85,000 during the current period.

         We had a net loss of $123,389 for the year ended March 31, 2001 as compared to a loss of $15,029 for the prior eleven month period. This increase in the operating loss over that of the preceding eleven month period is the result of an increase in general and administrative expenses associated with identifying acquisitions which are primarily consulting, travel, and office costs, as well as higher interest expenses associated with our long-term debt.

         The loss per share was $0.02 per share for the year ended March 31, 2001 as compared to a loss per share of $0.00 for the eleven month period in 2000. The weighted average shares outstanding for the year ended March 31, 2001 was 6,327,597 as compared to 3,104,929 for the preceding eleven month period ended March 31, 2000.

Liquidity and Capital Resources

         To date, we have funded our capital requirements and our business operations with funds provided by the sale of securities and from borrowings. To date, we have received $465,000 in the form of notes payable at various interest rates of 12.0% to 15.0%, payable quarterly. These notes mature at various dates between March 2002 and December 2003 and are unsecured. In connection with these notes, 2,325,000 shares of common stock will be granted to these note-holders.

         For the nine months ended December 31, 2001 we used $177,638 in cash used by operating activities as compared to $85,434 in the similar period ended December 31, 2000. Investing activities for the present nine-month period included the acquisition of computer equipment in the amount of $11,262.
Financing activities for the nine months ended December 31, 2001 provided $380,000 from the issuance of notes payable. For nine months ended December 31, 2001, cash increased $191,100 as compared to an increase of $2,992 in the prior year period.

         For the year ended March 31, 2001, we used $116,337 in cash used by operating activities as compared to $898 in the eleven-month period ending March 31, 2000. Financing activities for 2001 provided $118,427, the major portion of which was the issuance of notes payable in the amount of $85,000. For 2001, cash increased $2,090 as compared to an increase of $302 in the prior year.

         Historically we have not generated sufficient revenues from operations to self-fund our capital and operating requirements. We expect that our working capital will come from fundings that will primarily include the equity and debt placements supplemented with cash flows from operations in the near future. We believe that our current cash resources and access to capital will be sufficient to sustain our operations for at least 12 months. This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure that our cash resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period.

Seasonality

         In the transportation industry, results of operations frequently show a seasonal pattern. Seasonal variations may result from weather or from customer's reduced shipments after the busy winter holiday season.

Inflation

         We believe that the impact of inflation on our operations is not material.


ITEM 3.  DESCRIPTION OF PROPERTY

         XRG, Inc. leases approximately 1,000 square feet of office space at 100 Fifth Avenue, Suite 614, Pittsburgh, PA, 15222, which is currently used for our principal executive offices. The lease for the offices expires in September 2006. The monthly rent for the offices is approximately $1,100.00.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership known to Company of shares of XRG Common Stock owned as of December 31, 2001 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Common Stock, (ii) each of our directors, (iii) the Officers of XRG, and (iv) directors and executive officers of XRG as a group:

                                      Shares of                   Percent of
Name of Beneficial Owner (3)          Common Stock (1)            Class (2)
--------------------------------------------------------------------------------
Kevin Brennan(4)                      2,000,000                   22.0%
Margaret J. Huggins (4) (5)           2,750,000                   30.3%
Gerald Couture (4)                    1,750,000                   19.3%

Richard Taylor (6)                    1,000,000                   11.0%
Daniel Bush (7)                         800,000                    8.8%


All directors and executive
officers as a group (4 persons)       6,500,000                   71.5%

(1)  Represents sole voting and investment power unless otherwise indicated.

(2) Based on 9,087,822 common shares outstanding as of December 31, 2001. This amount excludes up to 2,350,000 common shares to be issued in connection with our notes payable at December 31, 2001

(3)  The address of each individual is in XRG's care.

(4)  Includes 1,000,000 shares owned through USA Polymers, Inc.

(5) Margaret J. Huggins is Donald G. Huggins, Jr.'s wife. Mr. Huggins disclaims beneficial ownership of his wife's stock.

(6) Mr. Taylor is the former President and Chief Executive Officer of XRG International, Inc.

(7)  Represents shares issued for consulting services.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers of the Company

         The following table sets forth certain information with respect to each person who is a director or an executive officer as of November 30, 2001.


            NAME                       AGE                           POSITION
            ----                       ---                           --------

Kevin P. Brennan                      50                      President, Chief Executive Officer,
                                                              Director

Richard S. Francis                    45                      Vice President of Operations,
                                                              Chief Operating Officer

Gerald L. Couture                     55                      Vice President of Finance,
                                                              Chief Financial Officer,
                                                              Director, Treasurer

Donald G. Huggins, Jr.                53                      Executive Vice President,
                                                              Chairman of the Board

         Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. See "Board of Directors" for a discussion of the Directors' terms.

Business Experience of  Executive Officers and Directors

         Kevin P Brennan, President, Chief Executive Officer, Director. Mr. Brennan was CFO and co-founder of a transportation management Company that grew to $60 million in revenues in only four profitable years. He has completed numerous mergers and acquisitions with particular expertise in consolidations. Mr. Brennan is an experience public accountant and a licensed CPA. He attended Ohio University, and graduated with high honors from Robert Morris College, Pittsburgh, PA with a BSBA in Accounting,

         Mr. Richard S Francis, Vice President of Operations, Chief Operating Officer. Mr. Francis has over twenty years experience in the truckload carrier industry. He currently serves as the President of R & R Express the company XRG has targeted to be its first acquisition, and the platform from which to launch its consolidation plan. Mr. Francis was also the founder and President of a transportation management company that consisted of over 600 trucks and over 100 divisions. While growing this business he developed a successful strategy for acquiring owner operator based carriers. Mr. Francis graduated with honors from Penn State University with a degree in logistics.

         Mr. Gerald L. Couture, Vice President of Finance, Chief Financial Officer, Treasurer, Director. Mr. Couture received an MBA in Finance from Temple University, Philadelphia, in 1973 and a Bachelor of Science in Chemical
Engineering from the University of Massachusetts in 1967. Mr. Couture is a principal in Couture & Company, Inc., a corporate financial consulting firm he founded in 1980. Mr. Couture has over thirty years experience in business and industry that includes employment with General Electric Company and Rohm & Haas Company, and senior executive positions as Chief Financial Officer with public companies that includes Medical Technology Systems, Inc., RMS Titanic, Inc. and ThermaCell Technologies, Inc., among others. Medical Technology Systems, Inc, entered Chapter 11 Reorganization of the Bankruptcy Act in January 1996 and emerged with a successful reorganization plan in September 1996. Mr. Couture resigned as a Director in October 1996, but continues as a consultant to the company. ThermaCell Technologies, Inc. filed for Chapter 11 protection in November 2001. Mr. Couture resigned as an officer and director of this Company preceding the bankruptcy filing date. As a principal in Couture & Company, Inc., Mr. Couture has been instrumental in arranging significant mergers and acquisitions for his clients and participated in arranging debt and equity funding in excess of S $150 million. Mr. Couture is also President of privately held Cinema North Corporation, a movie exhibition circuit located in the northeast U.S.

         Mr. Donald G. Huggins, Jr., Executive Vice President, Chairman of the Board. Mr. Huggins is currently President of Private Capital Group Inc., Clearwater, Florida. Mr. Huggins has served over the past several years as Chief Operating Officer, Chief Financial Officer and Director of Business Development and Strategic Alliances for Innova Pure Water, Inc. a publicly traded, water filtration technology enterprise, located in Clearwater, Florida. Prior to his Innova tenure, Mr. Huggins' career was focused on organizing and acquiring premium real estate development projects, through a rollup strategy, for his privately held development company.

Board of Directors

         Our Bylaws fix the size of the Board of Directors at no fewer than one and no more than seven members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are three (3) directors who were elected on October 29, 2001.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         The following table shows the compensation paid or accrued by us for the year ended March 31, 2001 and the eleven month period ended March 31, 2000, to or for the account of our officers. No executive officers received an annual salary and bonus in excess of $100,000 or more during the stated period.


                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation                Long-Term Compensation Awards
                                    -------------------                -----------------------------

                                                                   Restricted
                                                   Other Annual    Stock        Options/    LTIP        All Other
Name & Principal              Salary     Bonus     Compensation    Award(s)     SARs        Payouts     Compensation
Position              Year      ($)       ($)           ($)          ($)         (#)         ($)           ($)

Kevin Brennan
President, CEO        2001       ---      ---        $38,000         ---         ---         ---           ---

                      2000       ---      ---          ---           ---         ---         ---           ---

Donald G. Huggins, Jr.
Executive             2001       ---      ---        $25,300         ---         ---         ---           ---
Vice President
                      2000       ---      ---          ---           ---         ---         ---           ---

------------------------

Employment and Other Agreements

         Our officers do not currently have employment agreements, however, XRG, Inc. plans on establishing employment agreements with its key employees during the year ended March 31, 2002.

Stock Options

         The Company intends to adopt a stock option plan in 2002, which authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code (the "Plan"). A total of 1,000,000 shares have been reserved and issued under the Plan. The Plan will provide that (a) the exercise price of options granted under the Plan shall not be less than the fair market value of the shares on the date on which the option is granted unless an employee, immediately before the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries, whereupon the exercise price shall be at least 110% of the fair market value of the shares on the date on which the option is granted; (b) the term of the option may not exceed ten years and may not exceed five years if the employee owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiaries immediately before the grant; (c) the shares of stock may not be disposed of for a period of two years from the date of grant of the option and for a period of one year after the transfer of such shares to the employee; and (d) at all time from the date of grant of the option and ending on the date three months before the date of the exercise, the employee shall be employed by Company, or a subsidiary of the Company, unless employment is terminated because of disability, in which cased such disabled employee shall be employed from date of grant to a year preceding the date of exercise, or unless such employment is terminated due to death.

Director Compensation

         A director who is an employee receives no additional compensation for services as director or for attendance at or participation in meetings except reimbursement of out-of-pocket expenses and options. Outside directors will be reimbursed for out-of-pocket expenditures incurred in attending or otherwise participating in meetings and may be issued stock options for serving as a director. We have no other arrangements regarding compensation for services as a director.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         XRG has advances payable to stockholders of a related party in the amounts of $36,626 and $34,627 as of December 31, 2001 and March 31, 2001, respectively, that are unsecured and non-interest bearing.

ITEM 8.   DESCRIPTION OF SECURITIES

         The authorized capital stock consists of 15,000,000 shares of common stock, $.001 par value ("Common Stock"), and 5,000,000 of preferred stock, $.001 par value ("Preferred Stock"), issuable in series. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to this registration statement and by the provisions of applicable Delaware law. Our transfer agent is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

Common Stock

         As of December 31, 2001, there were 9,087,822 shares of Common Stock outstanding, held of record by approximately 1,300 stockholders.

         The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by XRG, Inc., to receive pro-rata, all assets remaining after payment of debts and expenses. Holders of the Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of XRG, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

         Our Board of Directors (without further action by the shareholders) has the option to issue from time to time authorized un-issued shares of Preferred Stock and determine the terms, limitations, residual rights, and preferences of such shares. We have the authority to issue up to 5,000,000 shares of Preferred Stock pursuant to action by our Board of Directors. As of December 31, 2001, we have not issued shares of our Preferred Stock.

Certain Provisions of the Certificate of Incorporation and Bylaws

         Our Certificate of Incorporation provides that no directors shall be personally liable to XRG or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Delaware law. Our Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

         Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

         Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of XRG to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

         We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     o the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     o on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

         A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Company's common stock and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board and anticipates trading by fiscal year ending 2002.

         As of December 31, 2001, there were 9,087,822 shares of common stock, par value of $.001 per share outstanding.

         We believe all of the outstanding shares of common stock aggregating 9,087,822 shares of common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to restrictions of offers and sales of such securities by "insiders" as that term is defined under the Securities Act of 1934 and anticipates trading by fiscal year ending 2002.

         The shares of common stock outstanding in the Company are held of record by approximately 1,300 shareholders.

         The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirement and the provisions of Delaware law. There are no restrictions other than set forth herein that are applicable to the ability of the Company to pay dividends on its common stock.

ITEM 2.  LEGAL PROCEEDINGS

To the best knowledge of management there are no pending or threatened legal proceedings, which would have a material adverse effect on XRG, Inc.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Liability and Indemnification of Officers and Directors

Delaware General Corporation Law (the "DGCL") provides that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, the DGCL provides in relevant part that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper. Our Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the DGCL.

XRG's Certificate of Incorporation provides that no director of XRG shall be personally liable to XRG or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the DGCL.

XRG's Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                    PART F/S
                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         See Part III for listing of financial statements and exhibits herein, which include:

         1. Audited Financial Statements consisting of XRG's balance sheet as of March 31, 2001, and related statements of operations, changes in stockholders equity, and cash flows for the year ended March 31, 2001 and the eleven months ended March 31, 2000, as audited by Pender, Newkirk & Company, Certified Public Accountants, along with its report thereon.


         2. Unaudited Interim Financial Statements consisting of XRG's balance sheet as of December 31, 2001, the last day of XRG's most recent past fiscal quarter and related statements of operations, changes in stockholders deficit, and cash flows for the nine month periods then ended.

                              Financial Statements

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000

                          Independent Auditors' Report

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                              Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000




                                    Contents



Independent Auditors' Report on Financial Statements.....................26

Financial Statements:

    Balance Sheets.......................................................27
    Statements of Operations.............................................28
    Statements of Changes in Stockholders' Deficit.......................29
    Statements of Cash Flows.............................................30
    Notes to Financial Statements........................................31 - 35

                          Independent Auditors' Report




Board of Directors
XRG, Inc. (formerly XRG International, Inc.)
Clearwater, Florida


We have audited the accompanying balance sheet of XRG, Inc. (formerly XRG International, Inc.) as of March 31, 2001 and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended March 31, 2001 and the eleven months ended March 31, 2000. These financial statements are the responsibility of the management of XRG International, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XRG, Inc. (formerly XRG International, Inc.) as of March 31, 2001 and the results of its operations and its cash flows for the year ended March 31, 2001 and the eleven months ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
November 5, 2001

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                                 Balance Sheets




                                                                                   December 31,          March 31,
                                                                                       2001                2001
                                                                                -----------------------------------
                                                                                    (Unaudited)
Assets
Current assets:
    Cash                                                                        $      193,589      $         2,489


Equipment, net of accumulated depreciation                                              10,462
                                                                                -----------------------------------


                                                                                $      204,051      $         2,489
                                                                                ===================================



Liabilities and Stockholders' Deficit
Current liabilities:
    Accounts payable                                                            $       15,120      $        14,800
    Accrued expenses                                                                    21,745                2,593
    Related party advances                                                              36,626               34,627
    Current portion of long-term debt                                                   60,000               20,000
                                                                                -----------------------------------
Total current liabilities                                                              133,491               72,020
                                                                                -----------------------------------


Long-term debt                                                                         405,000               65,000
                                                                                -----------------------------------


Stockholders' deficit:
    Common stock; $.001 par value;  15,000,000 shares
      authorized; 9,087,822 and 6,337,822 issued and outstanding as of December 31, 2001 (unaudited) and March 31,
      2001, respectively.                                                                9,088                6,338
    Additional paid-in capital                                                      15,402,823           15,402,823
    Accumulated deficit                                                            (15,746,351)         (15,543,692)
                                                                                -----------------------------------
Total stockholders' deficit                                                           (334,440)            (134,531)
                                                                                -----------------------------------


                                                                                $      204,051      $         2,489
                                                                                ===================================



The accompanying notes are an integral part of the financial statements.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                            Statements of Operations





                                                                                                    Eleven Months
                                                   Nine Months Ended             Year Ended             Ended
                                                      December 31,                March 31,           March 31,
                                            -------------------------------
                                                 2001              2000               2001               2000
                                            -----------------------------------------------------------------------
                                             (Unaudited)       (Unaudited)

Selling, general and administrative
    expenses                                 $     178,273     $     84,850      $    119,651       $    12,029
                                            -----------------------------------------------------------------------

Loss from operations                              (178,273)         (84,850)         (119,651)          (12,029)
                                            -----------------------------------------------------------------------

Other expense:
    Loss on asset purchase                                                                               (3,000)
    Interest                                       (24,386)          (1,510)           (3,738)
                                            -----------------------------------------------------------------------
                                                   (24,386)          (1,510)           (3,738)           (3,000)
                                            -----------------------------------------------------------------------

Net loss                                     $    (202,659)    $    (86,360)     $   (123,389)      $   (15,029)
                                            =======================================================================

Basic loss per share                         $        (.03)    $       (.01)     $       (.02)      $      (.00)
                                            =======================================================================

Weighted average number of
    common shares issued in loss
    per share computation                        6,977,882        6,337,822         6,327,597         3,104,929
                                            =======================================================================


The accompanying notes are an integral part of the financial statements.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                 Statements of Changes in Stockholders' Deficit

                Nine Months Ended December 31, 2001 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000






                                                     Common Stock                 Additional
                                             ------------------------------        Paid-In           Accumulated
                                                Shares          Amount             Capital              Deficit
                                             ----------------------------------------------------------------------

Balance, April 30, 1999                          1,495,822      $    1,496       $   15,030,193    $    (15,405,274)

Acquisition of company                           3,000,000           3,000

Stock issued for lease services                  1,550,000           1,550

Stock issued in satisfaction
    of debt                                        110,000             110              149,641

Net loss for period                                                                                         (15,029)
                                             ----------------------------------------------------------------------

Balance, March 31, 2000                          6,155,822           6,156           15,179,834         (15,420,303)

Stock issued in satisfaction
    of debt                                        182,000             182              222,989

Net loss for the year                                                                                      (123,389)
                                             ----------------------------------------------------------------------

Balance, March 31, 2001                          6,337,822           6,338           15,402,823         (15,543,692)

XRG, Inc. stock issued for services              2,750,000           2,750

Net loss for period (unaudited)                                                                            (202,659)
                                             ----------------------------------------------------------------------
Balance, December 31, 2001
    (unaudited)                                  9,087,822      $    9,088       $   15,402,823    $    (15,746,351)
                                             ======================================================================


The accompanying notes are an integral part of the financial statements.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                            Statements of Cash Flows


                                                                                                                 Eleven
                                                                                                                 Months
                                                               Nine Months Ended            Year Ended            Ended
                                                                  December 31,               March 31,           March 31,
                                                            2001              2000             2001                2000
                                                     ----------------------------------------------------------------------
                                                        (Unaudited)       (Unaudited)
Operating activities
    Net loss                                         $   (202,659)      $   (86,360)     $   (123,389)       $   (15,029)
                                                     ----------------------------------------------------------------------
    Adjustments to reconcile net loss to net
        cash used by operating activities:
           Depreciation                                       800
           Loss on acquisition                                                                                     3,000
           Stock issued for services                        2,750                                                  1,550
           Increase (decrease) in:
               Accounts payable                               320              (365)            4,660             10,140
               Accrued expenses                            19,151             1,291             2,392               (559)
                                                     ----------------------------------------------------------------------
    Total adjustments                                      23,021               926             7,052             14,131
                                                     ----------------------------------------------------------------------
    Net cash used by operating activities                (179,638)          (85,434)         (116,337)              (898)
                                                     ----------------------------------------------------------------------

Investing activities
    Acquisition of equipment                              (11,262)                0                 0                  0
                                                     ----------------------------------------------------------------------

Financing activities
    Borrowings on stockholder advances                      2,000            33,426            33,427              1,200
    Proceeds from borrowings                              380,000            55,000            85,000
                                                     ----------------------------------------------------------------------
    Net cash provided by financing activities             382,000            88,426           118,427              1,200
                                                     ----------------------------------------------------------------------

Net increase in cash                                      191,100             2,992             2,090                302

Cash, beginning of period                                   2,489               399               399                 97
                                                     ----------------------------------------------------------------------

Cash, end of period                                  $    193,589       $     3,391      $      2,489        $       399
                                                     ======================================================================

Supplemental disclosures of cash flow
    information and noncash investing
    and financing activities:
        Cash paid for interest                       $      5,235       $       219      $      1,344        $         0
                                                     ======================================================================

    During the period ended March 31, 2000, the Company acquired certain assets of USA Polymers, Inc. in exchange for 3,000,000 shares of common stock valued at $3,000.

    During the period ended March 31, 2000, the Company issued 110,000 shares of common stock in payment of debt in the amount of $149,751.

    During the year ended March 31, 2001, the Company issued 182,000 shares of common stock in payment of debt in the amount of $223,170.


The accompanying notes are an integral part of the financial statements.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                          Notes to Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000


1.      Background Information

XRG, Inc. (the "Company") was incorporated in the state of Delaware in November 2000. The Company merged with XRG International, Inc. a non-reporting non-trading public shell in December of 2001. Pursuant to the merger XRG, Inc. issued 6,337,882 shares of its common stock for all the shares of common stock of XRG International, Inc. making it the sole survivor. The merger has been accounted for at historical cost due to both entities being under common control. The Company plans to acquire and operate both asset and non-asset based truck load carriers, and to market the Company's sophisticated logistical expertise to freight shippers in the contiguous 48 states. The corporate headquarters is located in Tampa, Florida, with satellite offices in Pittsburgh, Pennsylvania. In prior years, under XRG International, Inc., the Company had significant revenue; hence, it is not considered a development stage enterprise.

On May 1, 1999, the Company changed its year-end from April 30th to March 31st. Therefore, the financial statements for March 31, 2000 are for the eleven-month period then ended.


2.      Significant Accounting Policies

The significant accounting policies followed are:

        The financial statements as of December 31, 2001 and 2000 and for the nine-month periods then ended are unaudited. In the opinion of management of the Company, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for a fair presentation of the financial position and results of operations of the Company as of December 31, 2001 and 2000 (unaudited) and the nine months then ended. Results of the nine months ended December 31, 2001 (unaudited) are not necessarily indicative of the results to be expected for the entire fiscal year.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                          Notes to Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000




2.      Significant Accounting Policies (continued)

        Cash is maintained with one financial institution in the United States. Deposits with this bank may exceed the amounts of insurance provided on such deposits. Generally, the deposits may be redeemed on demand and, therefore, bear minimal risk.

        Equipment is recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally seven years. Additions to and major improvements of equipment are capitalized. Maintenance and repairs are charged to expense as incurred. As equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

        The Company issues stock in lieu of cash for certain transactions. Generally, the fair value of the stock, based on comparable cash purchases, is used to value the transactions.

        Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period.

        In October 2001, the Financial Accounting Standards Board issued Statement No. 144 (FASB No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." FASB No. 144 addresses the financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. FASB No. 144 is required to be applied for fiscal years beginning after December 15, 2001. The Company is assessing, but has not yet determined, how the adoption of FASB No. 144 will impact the Company's financial position and results of operations.

                             XRG International, Inc.
                       (formerly XRG International, Inc.)
                          Notes to Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000




3.      Acquisition

On March 20, 2000, the Company purchased certain assets of USA Polymers, Inc. in exchange for 3,000,000 shares of the Company's common stock valued at $3,000. Subsequent to the purchase, the acquired assets were deemed to have no value to the Company and the loss was charged to expense for the period ended March 31, 2000.


4.      Equipment

As of December 31, 2001 (unaudited), the Company had office equipment which cost $11,262, with accumulated depreciation of $800.


5.      Notes Payable and Long-Term Debt

Notes payable and long-term debt consist of:


                                                                          December 31,          March 31,
                                                                              2001                2001
                                                                        ---------------------------------
                                                                         (Unaudited)
        Notes payable;  interest  at 12.0 to 15.0%;  payable
           quarterly;  due at various dates between
           March 2002 and December 2003;
           unsecured                                                       $ 465,000         $   85,000
        Less amounts currently due                                            60,000             20,000
                                                                        ---------------------------------
                                                                           $ 405,000         $   65,000
                                                                        =================================

The following is a schedule by year of the principal payments required on these notes payable and long-term debt as of December 31, 2001 (unaudited):

        2002                                                $60,000
                                                            =======
        2003                                               $405,000
                                                           ========

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                          Notes to Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000


6.      Commitments

The following is a schedule by year of future minimum rental payments required under an operating lease that has an initial or remaining noncancelable lease term in excess of one year as of December 31, 2001 (unaudited):

        Period Ending
        December 31,
        -------------
             2002                                               $    12,372
             2003                                                    12,372
             2004                                                    12,584
             2005                                                    13,008
             2006                                                     8,672
                                                                 -----------
                                                                $    59,008

Rent expense amounted to $15,584; $15,890; $21,840; and $0 for the nine months ended December 31, 2001 and 2000 (unaudited), the year ended March 31, 2001, and the eleven months ended March 31, 2000, respectively.


7.      Related Party Transactions

The Company has advances payable to stockholders of a related party in the amounts of $36,626 and $34,627 as of December 31, 2001 (unaudited) and March 31, 2001, respectively, that are unsecured and non-interest bearing.

The terms of the above advances and amounts are not necessarily indicative of the terms or amounts that would have been incurred or agreed to had comparable transactions been entered into with independent parties.


8.      Income Taxes

The Company has net operating loss carryforwards of $2,016,172 at December 31, 2001 that expire from 2002 to 2021.

                                    XRG, Inc.
                       (formerly XRG International, Inc.)
                          Notes to Financial Statements

            Nine Months Ended December 31, 2001 and 2000 (Unaudited),
                         Year Ended March 31, 2001, and
                       Eleven Months Ended March 31, 2000




8.      Income Taxes (continued)

A valuation allowance is required by Financial Accounting Standards Board No. 109 if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The need for the valuation allowance is evaluated periodically by management. Based on available evidence, management concluded that a valuation allowance of 100 percent for December 31, 2001 was necessary. Significant components of the Company's net deferred tax asset are as follows:

        Tax benefit of net operating loss                   $   705,660
        Less valuation allowance                                705,660
                                                              -----------
                                                            $         0
                                                              ===========

                                    PART III
                                    EXHIBITS

A.       Financial Statements:

         The following is a list of each financial statement filed under Part f/s of this Registration Statement:

         1. Audited Financial Statements consisting of XRG's balance sheet as of March 31, 2001, and related statements of operations, changes in stockholders equity, and cash flows for the year ended March 31, 2001 and the eleven months ended March 31, 2000, as audited by Pender, Newkirk & Company, Certified Public Accountants, along with its report thereon.


         2. Unaudited Interim Financial Statements consisting of XRG's balance sheet as of December 31, 2001, the last day of XRG's most recent past fiscal quarter and related statements of operations, changes in stockholders deficit, and cash flows for the nine month periods then ended.



B.       Index of Exhibits:

                       EXHIBITS AND SEC REFERENCE NUMBERS

Number                      Title of Document                                            Location
------                      -----------------                                            --------
3.1                         Certificate of Incorporation of USA Polymers, Inc. (1)
3.2                         Amendment to Certificate of Incorporation of USA Polymers,
                            Inc. changing name to XRG, Inc. (1)
3.3                         Agreement and Plan of Merger of XRG, Inc. and XRG
                            International, Inc. (1)
3.4                         Certificate of Merger of XRG, Inc. and XRG International,
                            Inc. - Delaware. (1)
3.5                         Certificate of Merger of XRG, Inc. and XRG International,
                            Inc. - New Jersey. (1)
3.6                         Amendment to Certificate of Incorporation to Increase
                            Authorized Shares of XRG, Inc. (1)
3.7                         ByLaws of XRG, Inc. (1)
10.1                        Lease Agreement between Pittsburgh Properties, Ltd. and
                            XRG, Inc. dated August 28, 2001. (1)


(1)      Filed Herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     XRG, INC.


Dated:   March 4, 2002                      By: /s/ Kevin Brennan
                                                --------------------------------
                                                     Kevin Brennan
                                                     Chief Executive Officer




Dated:   March 4, 2002                      By: /s/ Gerald Couture
                                                --------------------------------
                                                     Gerald Couture
                                                     Chief Financial Officer


Dated:   March 4, 2002                      By: /s/ Donald Huggins
                                                --------------------------------
                                                     Donald Huggins
                                                     Executive Vice President